    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 1997

                                                      REGISTRATION NO.  2-12893

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                    FORM N-1A
                             REGISTRATION STATEMENT
                                      UNDER
                       THE INVESTMENT COMPANY ACT OF 1940
                        POST-EFFECTIVE AMENDMENT NO.  58
                                       AND
                           THE SECURITIES ACT OF 1933
                        POST-EFFECTIVE AMENDMENT NO.  58


                    STONEBRIDGE AGGRESSIVE GROWTH FUND, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                             1801 CENTURY PARK EAST
                            LOS ANGELES, CALIFORNIA                  90067
                 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)          (ZIP CODE)

        REGISTRANT'S TELEPHONE NUMBER INCLUDING AREA CODE: (310) 277-1450

                             JOHN G. AYER, PRESIDENT
                    STONEBRIDGE AGGRESSIVE GROWTH FUND, INC.
                             1801 CENTURY PARK EAST
                          LOS ANGELES, CALIFORNIA 90067
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                    COPY TO:

                              MICHAEL GLAZER, ESQ.
                        PAUL, HASTING, JANOFSKY & WALKER
                             555 SOUTH FLOWER STREET
                                   23RD FLOOR
                          LOS ANGELES, CALIFORNIA 90071

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
  IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE (CHECK APPROPRIATE BOX)

[X]  immediately upon filing pursuant to paragraph (b)
[ ]  on (date) pursuant to paragraph (b)
[ ]  60 days after filing pursuant to paragraph (a)(i)
[ ]  on (date) pursuant to paragraph (a)(i)
[ ]  75 days after filing pursuant to paragraph (a)(ii)
[ ]  on (date) pursuant to paragraph (a)(ii) of rule 485.

                    IF APPROPRIATE, CHECK THE FOLLOWING BOX:
[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant has registered an indefinite number of shares by this Registrant Statement. Registrant filed a Notice under such Rule for its fiscal year ended October 31, 1996 on February 28, 1997.

                    STONEBRIDGE AGGRESSIVE GROWTH FUND, INC.

    Cross Reference Sheet Showing Location in Prospectus and in Statement of
      Additional Information of Information Required by Items of Form N-1A

                 FORM N-1A
     ITEM AND HEADING                   PROSPECTUS CAPTION
     ----------------                   ------------------
Part A--
  Item:
     1.   Cover Page                              Cover Page
     2.   Synopsis                                Summary of Expenses
     3.   Condensed Financial Information         Per Share Data and Ratios
     4.   General Description of Registrant       What is the Fund; Objectives
                                                  and Investment Policy
     5.   Management of the Fund                  Board of Directors; Investment
                                                  Adviser; Custodian, Transfer
                                                  Agent and Dividend Disbursing
                                                  Agent
     6.   Capital Stock and Other Securities      Capital Stock; Dividends and
                                                  Tax Status; Systematic Cash
                                                  Withdrawal Plan
     7.   Purchase of Securities Being Offered    Cover Page; How Net Asset
                                                  Value is Determined; How to
                                                  Buy and Redeem Fund Shares
     8.   Redemption or Repurchase                How to Buy and Redeem Fund
     9.   Pending Legal Proceedings               Shares Inapplicable

                                    STATEMENT OF ADDITIONAL INFORMATION CAPTION
                                    -------------------------------------------

Part B--
  Item:
     10.  Cover Page                              Cover Page
     11.  Table of Contents                       Table of Contents
     12.  General Information and History         Inapplicable
     13.  Investment Objectives and Policies      Investment Objectives and
                                                  Policies; Investment
                                                  Restrictions, Brokerage
                                                  Transactions
     14.  Management of the Fund                  Officers and Directors
     15.  Control Persons and Principal Holders
            of Securities                         Officers and Directors
     16.  Investment Advisory and Other Services  Investment Advisory and Other
                                                  Services
     17.  Brokerage Allocation and Other
            Practices                             Brokerage Transactions
     18.  Capital Stock and Other Securities      Inapplicable
     19.  Purchase, Redemption and Pricing of
            Securities Being Offered              Purchase Redemption and
                                                  Pricing of Securities Being
                                                  Offered
     20.  Tax Status                              Inapplicable
     21.  Underwriters                            Inapplicable
     22.  Calculation of Performance Data         Inapplicable
     23.  Financial Statements                    Financial Statements
Part C--
     Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.

                                   PROSPECTUS

                    STONEBRIDGE AGGRESSIVE GROWTH FUND, INC.

              1801 CENTURY PARK EAST, LOS ANGELES, CALIFORNIA 90067
                                 (310) 277-1450


     Stonebridge Aggressive Growth Fund, Inc. (the "Fund") is a no-load, diversified, open-end investment company. Its principal objective is long-term growth of capital. A secondary consideration is the production of short-term income. In order to achieve its investment objectives, the Fund invests in securities of companies which appear to have good prospects for increased earnings and dividends and uses certain other investment techniques in an effort to enhance income and reduce market risks.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS PROSPECTUS SETS FORTH BASIC INFORMATION THAT INVESTORS SHOULD KNOW ABOUT THE FUND PRIOR TO INVESTING AND SHOULD BE RETAINED FOR FUTURE REFERENCE. A STATEMENT OF ADDITIONAL INFORMATION DATED FEBRUARY 28, 1997, HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS HEREBY INCORPORATED BY REFERENCE. A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION IS AVAILABLE UPON REQUEST AND WITHOUT CHARGE BY WRITING OR CALLING THE FUND.

                   THIS PROSPECTUS IS DATED FEBRUARY 28, 1997

                               SUMMARY OF EXPENSES

     This table is designed to assist shareholders in understanding the various fees and expenses associated with investing in the Fund. The Example shown below should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

Shareholder Transaction Expenses:
  Maximum sales load imposed on purchases (as a percentage of offering price)             none
  Maximum sales load imposed on reinvested dividends (as a percentage of offering price)  none
  Deferred sales load (as a percentage of original purchase price or redemption proceeds,
   as applicable)                                                                         none
  Redemption fees (as a percentage of amount redeemed, if applicable)                     none
  Exchange fee                                                                            none
Annual Fund Operating Expenses for the year ended October 31, 1996
(as a percentage of average net assets):
  Management fees                                                                         .91%
                                                                                          ----
  12b-1 fees                                                                              none
  Other expenses (Audit, legal, shareholder services, transfer agent, custodian,
    and miscellaneous)                                                                   1.38%
                                                                                         -----
  Total Fund Operating Expenses                                                          2.29%
                                                                                         ----
                                                                                         ----


EXAMPLE                                                        1 YEAR  3 YEARS  5 YEARS  10 YEARS
-------                                                        ------  -------  -------  --------
You would pay the following total fees and expenses
  on a $1,000 investment, assuming (1) 5% annual
  return (a) and (2) redemption at the end of each time period:  $24     $27      $29     $303(b)
                                                                 ---     ---      ---     ----

(a) Use of this assumed annual return is mandated by the Securities and Exchange Commission and is not intended to be an illustration of past or future investment results.

(b) These are cumulative totals. The average fees and expenses paid over a 10-year period would be approximately $30.30 per year.

                              FINANCIAL HIGHLIGHTS

     The per share data and ratios in the following table for the years ended October 31, 1996, 1995 and 1994, have been audited by Hein + Associates LLP, independent auditors, whose report thereon and on the financial statements and the related notes, appears in the Statement of Additional Information. The per share data and ratios for each of the five years in the period ended October 31, 1991, were audited by other auditors, whose report dated November 21, 1991 expressed an unqualified opinion on such selected per share data and ratios.

SELECTED DATA FOR EACH SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT  EACH YEAR

                                                            FOR THE YEARS ENDED OCTOBER 31,
-------------------------------------------------------------------------------------------------------------------
                                     1996    1995    1994    1993    1992     1991    1990   1989    1988    1987
                                     ----    ----    ----    ----    ----     ----    ----   ----    ----    ----
Net asset value, beginning of year  $13.97  $10.24  $12.07  $11.58  $13.22   $8.37  $12.27  $11.41  $10.73  $11.58
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (loss)          (.17)   (.26)   (.29)   (.21)   (.27)   (.23)   (.22)   (.17)   (.30)   (.43)
Net gains or losses on securities
(both realized and unrealized)         .90    4.51     .55    1.56    (.20)   5.30   (1.22)   1.66     .98     .10
                                    ------  ------  ------  ------  ------   -----  ------  ------  ------  ------
Total from investment operations       .73    4.25     .26    1.35    (.47)   5.07   (1.44)   1.49     .68    (.33)
LESS DISTRIBUTIONS:
Dividends (from net investment
income                                  --      --      --      --      --      --      --      --      --      --
Dividends (from capital gains)       (1.51)   (.52)  (2.09)   (.86)  (1.17)   (.22)  (2.46)   (.63)     --    (.52)
Net asset value, end of year        $13.19  $13.97  $10.24  $12.07  $11.58  $13.22   $8.37  $12.27  $11.41  $10.73
                                    ------  ------  ------  ------  ------   -----  ------  ------  ------  ------
                                    ------  ------  ------  ------  ------   -----  ------  ------  ------  ------
Total Return                          5.70%  43.71%   1.86%  11.80%  (4.67)% 61.63% (15.30%) 13.54%   6.34%  (3.16)%
RATIOS AND SUPPLEMENTAL DATA:
Net assets, end of period
(in 000's):                         $4,539  $4,151  $2,992  $3,024  $3,032  $3,459  $2,247  $2,672  $2,686  $2,862
Ratio of operating expenses*          2.29%   3.10%   3.51%   2.81%   3.03%   3.49%   3.99%   3.28%   3.31%   3.87%
Ratio of net investment income
(loss to average net assets)         (1.26)% (2.10)% (2.86)% (1.82)% (2.24)% (2.08)% (2.29)% (1.32)% (2.50)% (3.16)%
Portfolio turnover rate **             108%     60%     43%     50%     67%     49%     69%     49%     11%     33%
-------------------------------------------------------------------------------------------------------------------

*    Includes state taxes.
** A portfolio turnover rate is the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding short-term investments) for a year and dividing it by the monthly average of the market value of the portfolio securities during the year.

WHAT IS THE FUND

   Stonebridge Aggressive Growth Fund, Inc. (the "Fund") is an investment company which was organized in the State of Delaware. Purchasers of the Fund's shares invest in a company that itself invests in securities. The Fund is an open-end investment company because, upon demand of an investor, the Fund has a legal duty to redeem its shares held by the investor and pay the investor the net asset value of the shares. See "How Net Asset Value is Determined" and "How to Buy and Redeem Fund Shares" on page 10. The Fund makes investments in various securities and is a type of management company commonly known as a mutual fund.

   The Fund was organized as a corporation under the name Teachers Mutual Fund of California, Inc. in the State of Delaware on October 1, 1956 and commenced operations in 1957. The Fund's name was changed to Teachers Association Mutual Fund of California, Inc. in 1957, to Inverness Growth Fund, Inc. in 1973, to Sierra Growth Fund, Inc. in 1976 and to Stonebridge Aggressive Growth Fund in 1996. The purpose of the Fund is to provide investors with an opportunity to acquire an interest in a comprehensive common stock program under the continuous supervision of impartial and experienced professional investment management. Investment companies operate in accordance with their objectives and policies. The Fund's investment objectives and policies are set forth below under "Objectives and Investment Policy."

   With respect to the purchase and sale of investments, the Fund receives investment advice and other services from Stonebridge Capital Management, Incorporated (the "Adviser"), which is paid a fee pursuant to a contract.
See "Investment Adviser" on page 10 for a discussion of the Adviser and its contract with the Fund. In addition to the advisory fee, the Fund pays other costs including custodian and transfer agency fees, audit and legal fees, brokerage fees and fees for certain administrative services.

   The value of the Fund's shares, which are priced daily, fluctuates with the value of the securities in which the Fund invests. When the Fund sells portfolio securities it may realize a gain or a loss, depending on whether it sells them for more or less than their cost. The Fund will earn dividend or interest income to the extent that it receives dividends and interest from its investments.

   The Fund offers its shares to the public at net asset value on a continuous basis. Such shares have been qualified for sale in California and New York and may also be purchased in states where qualification is not required.

OBJECTIVES AND INVESTMENT POLICY

   The principal objective of the Fund is long-term growth of capital. The production of short-term income is a secondary consideration. In order to achieve these objectives, management obtains careful and intensive studies of trends of various industries and companies, including their earnings, as well as the appreciation possibilities and relative investment values of their securities.

   Management seeks to attain the objectives of the Fund primarily through the ownership of securities of companies which appear to have good prospects
for superior earnings growth.   In order to achieve it's growth objective,
the Fund will often invest in small capitalization companies which have higher growth rates. Proper diversification will even out the higher volatility. There can be no assurance that these objectives will be achieved since all investments are subject to risk in varying degrees. Such objectives can be changed by the Board of Directors of the Fund.

   It is a policy of the Fund, which may not be changed without approval of a majority of the outstanding voting securities of the Fund, to diversify its investments and not to concentrate its assets in any one industry. Diversification and non-concentration tend to reduce, though they do not eliminate, the market risk inherent in all securities. At the same time they broaden investment opportunities.

   The Fund is not restricted to investment in companies of any particular size, and it may invest in smaller growth companies as well as established companies. The securities of smaller companies may be subject to more volatile market movements and greater risk than the securities of more well-established companies. The Fund does not usually invest in stocks which are not listed on an exchange or on the NASDAQ National Market System.

   It is also the general policy of the Fund to remain fully invested in common stocks. However, under certain circumstances, investments may be made in other types of securities such as convertible bonds, preferred stocks, American Depository Receipts, futures and options. There may also be times when, in order to protect and preserve the assets of the Fund, management may hold significant portions of the Fund's assets in cash, money market funds or short-term US Treasury Securities, or make investments in those industries which will best afford such protection, but in no event will more than 25% of the Fund's assets be invested in any one industry.

   The Fund may not invest an amount which exceeds 5% of the value of the Fund's total assets in the securities of any one issuer. This restriction does not apply to holdings of government securities.

   The Fund does not trade actively for quick profits; however, changes are made in the portfolio whenever such action appears advisable. During periods of broad economic growth, emphasis is placed on seeking investments in leading companies in those industries that are expected to lead the expansion. During periods when the economy is sluggish, emphasis is placed on seeking to invest in companies selected because of their individual prospects for improved earnings. In recent years, companies that have provided unusual investment opportunities notwithstanding a sluggish economy have often been found to be among the leaders in the development of new technology in their respective industries. Management HAS approached these decisions with essentially the point of view of long-term investing but securities may occasionally be sold for investment reasons even though they have been held for short periods. Therefore, there may be a limited number of short term transactions. This flexibility gives management freedom to adjust the portfolio to changing business conditions. Because of this policy, it is anticipated that the annual portfolio turnover will normally be in the range of 25-100%. A 50% turnover rate would occur, for example, if one-half of the value of the shares of the Fund's portfolio were replaced in a period of one year. The rate of portfolio turnover in the Fund for the fiscal years ended October 31, 1996, 1995 and 1994 was 108%, 60%, and 43%, respectively. Brokerage cost to the Fund is normally commensurate with the rate of portfolio activity.The investor should consider the tax consequences of these policies as discussed on page 9.

   Maintaining the purchasing power of the capital of the Fund is an important consideration of management in the determination of investment policy, but there can be no assurance that investors in the Fund will be protected from the effects of inflation.The principal risk factor generally attendant to investment in an investment company with investment policies and objectives similar to the Fund's is the market risk inherent in investment in the underlying securities in which the Fund invests. An additional risk factor peculiar to investment in the Fund arises from the fact that long-term growth is sought by the Fund at the possible expense of short-term profits.

   FOREIGN INVESTMENTS. The Fund may invest up to 20% of its assets, either directly or indirectly through investments in American Depository Receipts ("ADRs"), closed-end investment companies and in securities issued by foreign companies wherever organized. ADRs are receipts issued by an American bank or trust company evidencing ownership of underlying securities issued by a foreign issuer. ADRs may be listed on a national securities exchange or may trade in the over-the-counter market. ADR prices are denominated in United States dollars; the underlying security may be subject to foreign government taxes which would reduce the yield on such securities.ADRs may be sponsored by the foreign issuer or may be unsponsored (organized independently from the foreign issuer). Available information regarding the foreign securities underlying unsponsored ADRs may not be as current as for sponsored ADRs, and the prices of unsponsored ADRs may be more volatile.

   Securities of closed-end investment companies INVESTING IN FOREIGN SECURITIES MAY be acquired by the Fund within the limits prescribed by the Investment Company Act of 1940. The Fund will invest in closed-end investment companies only in furtherance of its investment objective. Such companies, themselves, however, may have policies that are different from those of the Fund and will bear management and other expenses of the same type as those paid by the Fund and which may be greater or lesser in amount than those paid by the Fund.

   Investing in securities issued by companies whose principal business activities are outside the United States may involve significant risks not present in domestic investments. For example, there is generally less publicly available information about foreign companies, particularly those not subject to the disclosure and reporting requirements of the United States securities laws. Foreign issuers are generally not bound by uniform accounting, auditing and financial reporting requirements comparable to those applicable to domestic issuers. Investments in foreign securities also involve the risk of possible adverse changes in investment or exchange control regulations, expropriation or confiscatory taxation, political or financial instability or diplomatic and other developments which could affect such investments. Further, economies of particular countries or areas of the world may differ favorably or unfavorably from the economy of the United States.

   The Fund may enter into currency exchange contracts (agreements to exchange dollars for foreign currencies at a future date) to manage exchange rate risk. Currency exchange contracts allow the Fund to hedge the Fund's foreign investments against adverse exchange rate changes. Successful currency hedging depends upon the Adviser's ability to predict foreign currency values. A currency exchange contract will tend to offset both positive and negative currency fluctuations but will not offset other changes in the value of the Fund's foreign investments. The Fund does not and will not use currency exchange contracts for speculative purposes.

   OPTIONS AND STOCK INDEX FUTURES. In addition to its investments in securities, the Fund may buy and sell options on stocks and stock indices, stock index futures contracts, and options on futures with respect to a portion of its assets. The Fund may purchase and sell options on stocks and stock indices, stock index futures contracts and futures options to manage cash flow and to attempt to remain fully invested in the stock market. Since stock index options and futures contracts and options are based on broad stock market indices, their performance tends to track the performance of common stocks generally--which may or may not correspond to the types of securities in which the Fund invests. Some options and futures strategies expose the Fund to stock market changes when it is not fully invested in stocks, and some strategies hedge against stock price fluctuations. When the Fund has cash from new investments in the Fund or holds a portion of its assets in money market instruments, it may enter into futures contracts or options to attempt to increase its exposure to the stock market. Strategies the Fund could use to accomplish this include purchasing futures contracts, writing put options, and purchasing call options. When the Fund wishes to sell securities, because of shareholder redemption or otherwise, it may use futures or options to hedge against market risk until the sale can be completed. These strategies could include selling futures contracts, writing call options, and purchasing put options. The Fund will not use leverage in futures and options transactions, and will segregate liquid assets to cover its potential obligations when required to do so by guidelines issued by the Securities and Exchange Commission.

   In selecting futures contracts and options for the Fund, the Adviser will assess such factors as current and anticipated stock prices, relative liquidity and price levels in the options and futures markets compared to the securities markets, and the Fund's cash flow and cash management needs. If the Adviser judges these factors incorrectly, or if price changes in the Fund's futures or options positions are not correlated with its other investments, use of futures contracts and options may lower the Fund's return. The Fund could also be exposed to risks if it could not close out its futures or options positions because of an illiquid secondary market.
The Fund's policies regarding options and futures contracts are not fundamental policies and may be changed at any time without shareholder approval.

   SHORT SALES.   The Fund may from time to time make short sales "against
the box" when it believes that a decline may occur in the price of a security held by the Fund (or in the price of a security convertible into or exchangeable for such security), or when the Fund wants to sell the security at a current attractive price but also wished to defer recognition of gain or loss for tax purposes.

BOARD OF DIRECTORS

   The overall management of the business and affairs of the Fund is vested with the Board of Directors. The Board of Directors approves all significant agreements between the Fund and persons or companies furnishing services to the Fund, including the Fund's agreements with its investment adviser, custodian, transfer agent, and dividend disbursing agent.

   The day-to-day operations of the Fund are delegated to the Fund's officers, subject always to the objectives and policies of the Fund and to the general supervision of the Fund's Board of Directors.

INVESTMENT ADVISER

   The Adviser, Stonebridge Capital Management, Incorporated, 1801 Century Park East, Los Angeles, California 90067, is retained as investment adviser pursuant to a written Investment Advisory Agreement (the "Agreement") last approved by the shareholders of the Fund on May 11, 1987. Stonebridge Capital Management, Incorporated is the successor to Cole, Ayer, McCully & Light, Inc. which served as adviser to the Fund from June 29, 1976 to August 10, 1979 when it merged with Barrett & Denney, Incorporated, an investment advisory firm the shareholders of which were Messrs. V. Barrett Denney and Richard C. Barrett. Subsequently, the name Cole, Ayer, McCully & Light, Inc., was changed to Stonebridge Capital Management, Incorporated.

   The Agreement provides that it shall remain in force and effect from year to year so long as such continuance is approved at least annually by the Board of Directors of the Fund or by a majority of the outstanding voting securities of the Fund, but in either event it must be approved by a majority of the directors who are not parties to the agreement or "interested persons" of any such party (as defined in the Investment Company Act of 1940). The Agreement also provides that it may be terminated without penalty at any time by the Board of Directors of the Fund or by vote of a majority of the Fund's outstanding voting securities or by the Adviser upon sixty days' written notice and that it shall terminate automatically in the event of its assignment (as defined in the Investment Company Act of 1940).

   The Agreement provides that the Adviser shall act as investment adviser for the Fund and make recommendations with respect to the investment and reinvestment of the portfolio of the Fund. In carrying out its function as investment adviser, the Adviser obtains and evaluates such economic, statistical and financial information as may be pertinent to the formulation and implementation of programs for investment and reinvestment. In this connection, the Adviser determines what industries and companies shall be represented in the Fund's portfolio and regularly reports thereon to the Board of Directors of the Fund. Any investment program undertaken by the Adviser, as well as any other activities undertaken by the Adviser on behalf of the Fund, are at all times subject to any directives of the Fund's Board of Directors.

   In addition, the Agreement provides that, subject to the authority of the Board of Directors of the Fund, the Adviser shall supervise and manage the business of the Fund. The Adviser provides to the Fund, in addition to investment advice and management, the services of the Fund's officers and other personnel, except that by contract the Fund is obligated to pay the cost of services of its principal financial officer and of personnel operating under the direction of the principal financial officer.

   The Adviser is normally paid an annual fee which is a percentage of the average weekly net asset value of the Fund equal to 1/2% of the first $10 million, 1/4% of the next $15 million, and 1/8% of the excess over $25 million. Under the Agreement, the Adviser may be obligated to refund all or a portion of its fee to the Fund if certain expenses of the Fund exceed an expense limitation established by the California Department of Corporations. For the Fund's fiscal year ended October 31, 1996, the Adviser received a fee for investment advisory services which represented .91% of the Fund's average net assets.

   The Adviser is owned by six of its employees.   John G. Ayer, President of
the Fund and Vice President of the Adviser, has been primarily responsible for the day-to-day management of the Fund's portfolio since 1985. Although the organizational arrangements of the Adviser do not require that all investment decisions be made by committee, it is the practice of the Adviser to make such decisions by committee.

CUSTODIAN, TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

   The Fund's transfer agent and dividend disbursing agent is NIF Management Co., Inc., 5990 Greenwood Plaza Boulevard, Englewood, Colorado 80111 (the "Transfer Agent"), and the Fund's custodian is Colorado National Bank of Denver, 17th and Champa Street, Denver, Colorado 80202 (the "Bank").

CAPITAL STOCK

   The authorized capitalization of the Fund consists of 3,000,000 shares of capital stock having a par value of $1.00 per share. All full shares have equal rights with respect to voting, repurchase, dividends, and liquidation. Each share is transferable and redeemable on written demand of the holder. All shares are fully paid and are not subject to assessment. Shares have no preemptive or conversion rights. In the election of directors, shareholders have the right to cumulate their votes. Under the cumulative voting method, a shareholder is entitled to cast a total number of votes equal to the number of directors to be elected, multiplied by the total number of votes to which his or her shares are entitled. These votes may be cast for one candidate or distributed among any number of candidates.

   At the Fund's annual shareholder meeting held on March 28, 1996, its shareholders approved an amendment to the Fund's Certificate of Incorporation
changing its name to "Stonebridge Aggressive Growth Fund."   The Adviser has
entered into a license agreement with the Fund permitting the fund to use the phrase "Stonebridge" in its name for so long as the Adviser continues to act as the Fund's investment adviser.

Shareholder inquiries concerning the Fund should be directed to a Fund representative by calling (310) 277-1450.

REPORTS TO SHAREHOLDERS

   The Fund issues semi-annual and annual reports to its shareholders listing securities held in its portfolio and containing financial statements and other information. The accounts of the Fund are audited annually by independent auditors.

DIVIDENDS AND TAX STATUS

   Annual dividends, if any, are paid to shareholders from the Fund's investment income after deducting expenses. Dividends from net investment income are normally paid in December. Capital gains realized on investment holdings, if any, will be distributed to shareholders once a year, usually in December. With respect to dividends, shareholders holding certificates and shareholders whose written request for a cash payment is received by the Transfer Agent before the payable date are paid the cash value of such dividends. All other shareholders are paid their dividends in shares of the Fund at net asset value. With respect to capital gains distributions, all shareholders are paid in shares of the Fund at net asset value, except for shareholders holding certificates and shareholders whose written request for a cash payment is received by the Transfer Agent before the payable date of such distribution. A dividend or capital gains distribution payment will have the effect of reducing the net asset value of a share by the amount of such payment. Furthermore, such dividends or distributions are subject to income taxes.

   The Fund has complied and intends to comply with the provisions of Subchapter M of the Internal Revenue Code relating to "regulated investment companies."

   It is the policy of the Fund to distribute to shareholders each year substantially all of its net taxable income and realized capital gains. By following this policy, and meeting certain other requirements, the Fund is relieved of the payment of federal income taxes. Net gains on sales of securities when realized and distributed (actually or constructively) are taxable to shareholders as capital gains.

   Dividends from net investment income are taxable to shareholders as ordinary income and are generally eligible, in the case of corporations, for the 70% deduction for corporate shareholders provided by the Internal Revenue Code. Capital gains distributions do not qualify for such exclusion. For the fiscal year ended October 31, 1996, there were no dividends paid from investment income of the Fund so none were eligible for such exclusion. Shareholders who are citizens or residents of the United States pay federal taxes at capital gains rates on long-term capital gains which are distributed to them, whether or not reinvested in the Fund, and regardless of the period of time that such shares have been owned by the shareholders. Advice as to the tax status and amount of each year's dividends and distributions will be mailed annually.

   Pursuant to federal regulations, the Fund may be required to withhold for federal income taxes 31% of distributions payable to shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required representations, or who have been notified by the Internal Revenue Service they are subject to back-up withholding. Corporate shareholders, and other shareholders specified by the Internal Revenue Code, are exempt from back-up withholding.

   The foregoing is only a brief description of some of the federal income tax consequences of holding Fund shares. Distributions also may be subject to additional state, local, and foreign taxes, depending on each shareholder's particular situation. Shareholders should consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

SYSTEMATIC CASH WITHDRAWAL PLAN

   The Systematic Cash Withdrawal Plan (the "Plan") makes it possible to receive a fixed amount of money at regular intervals--monthly or quarterly--without disturbing investment diversification.

   Any shareholder who owns $10,000 or more in shares of the Fund, based on net asset value, may establish a Plan with the Transfer Agent to provide for periodic monthly or quarterly payments of a fixed sum of $50 or more in multiples of $10. The Fund makes no recommendation as to an appropriate amount for withdrawal payments. Under this Plan, income dividends and capital gains distributions are automatically reinvested in additional shares at net asset value.

Withdrawal payments represent proceeds from the redemption of shares. There will be a reduction of the shareholder's equity in the Fund if the amount of the withdrawal payments exceeds the dividends and distributions reinvested. There is no limit as to the amount which may be withdrawn under the Plan. An investor under the Plan ordinarily will not be permitted to make periodic purchases at the same time as withdrawals.

   Payments under the Plan may represent a return of capital as well as income, and may deplete all or part of the initial investment under the Plan, particularly if there is a market decline. Also, the number of payments which a shareholder will receive will be affected by fluctuations in the market.

   A Plan authorization form may be obtained from the Fund upon request.

HOW NET ASSET VALUE IS DETERMINED

   The net asset value per share is computed daily at the close of the New York Stock Exchange (the "Exchange") on those days on which the Exchange is open. The net asset value per share is determined by dividing the total market value of all the Fund's securities and other assets including cash, less all liabilities including accrued expenses, but excluding capital and surplus, by the total number of Fund shares outstanding. Securities listed or traded on a registered securities exchange or quoted on the NASDAQ National Market ("NASDAQ") are valued at the last sales price on the day of computation. Securities traded on the over-the-counter market for which no sales are reported are valued at the mean between the bid and asked price. The value of any other securities and assets will be determined at fair value in good faith by or under the direction of the Board of Directors.
Dividends receivable are treated as assets from the date on which stocks go ex-dividend, interest on bonds is accrued daily, and insofar as is practicable, liabilities are accrued daily.

HOW TO BUY AND REDEEM FUND SHARES

   TO BUY SHARES: Complete a Share Purchase Application and send it to the Stonebridge Aggressive Growth Fund, Inc., 1801 Century Park East, Suite 1800, Los Angeles, California 90067, along with your check or money order payable to the Fund for $100 or more.

   Upon acceptance, your Application will be forwarded to the Transfer Agent which will establish an account in your name on the books of the Fund. Additional purchases may be made without a new application at any time in amounts of $25 or more by sending payments directly to NIF Management Co., Inc., P.O. Box 17017, Denver, Colorado 80217, in return envelopes supplied by it. After each purchase, you will receive a confirmation showing the number of full and fractional shares purchased and total shares owned. The Fund reserves the right to reject any application or purchase order which it judges to be disadvantageous to the Fund. If the initial application to purchase shares and check or money order are received by the Fund prior to the close of the Exchange on a given day, then the purchase price for the shares will be the net asset value per share on such day. If the initial application and check or money order are received by the Fund after the close of the Exchange on a given day or on any day when the Exchange is not open, the purchase price will be the net asset value per share as of the close of the Exchange on the next day the Exchange is open. In the case of purchases by existing shareholders, net asset value is determined based upon the time the Transfer Agent receives the order and funds to purchase the shares.

   Certificates representing the shares purchased are not issued unless specifically requested. The Transfer Agent credits the shareholder's account with the number of shares purchased. Each shareholder receives account statements after every transaction, as well as annually, to provide him with a record of the total number of shares in his account. This relieves the shareholder of responsibility for safekeeping of certificates and, should he redeem his shares, eliminates the need to deliver certificates. However, a shareholder may at any time request the Transfer Agent to issue certificates for full shares for all or a part of his holdings and such certificates will bear the date on which the Transfer Agent receives the request to issue such certificates.

   TO REDEEM SHARES: If you wish to redeem shares for which you do not hold share certificates, simply send your written redemption request, signed by all registered owners, to the Transfer Agent. If you hold certificates for your shares, endorse them for transfer and send them and a written redemption request to the Transfer Agent.

   A signature guarantee by a guarantor institution which participates in The Securities Transfer Agents Medallion Program (STAMP), The Stock Exchange Medallion Program (SEMP) or The New York Stock Exchange, Inc. Medallion Signature Program (MSP), is required if payment is to be made to someone other than the registered stockholder at his address as listed on the Fund's stock records.

   In case of a redemption, the redemption price will be paid as soon as possible but not later than the seventh day following the day of surrender of shares in proper form as described above, except as further postponement may be permissible under the Investment Company Act of 1940 for any period when
(a) the Exchange is closed for other than weekends or holidays or trading thereon is restricted under conditions set forth by the Securities and Exchange Commission (the "Commission"), (b) the Commission has by order permitted such suspension, or (c) there is an emergency as defined by the rules of the Commission, which makes disposal of portfolio securities or valuation of the net assets of the Fund not reasonably practicable. Payment for redemption of recently purchased shares will be delayed until the Transfer Agent has been advised that the purchase check has been honored, which may take up to 15 days.

   The redemption price may be more or less than the cost of the shares redeemed, depending upon the market value of the securities owned by the Fund at the time of redemption.

   THROUGH BROKERS: The Fund's shares may be purchased and redeemed through certain registered securities broker-dealers. A broker-dealer who agrees to process an order to purchase or redeem shares on your behalf may charge you a fee for this service.

---------------------------------------

STONEBRIDGE AGGRESSIVE
  GROWTH FUND, INC.


OFFICERS AND DIRECTORS

RICHARD C. BARRETT, Chairman,
  Board of Directors and Vice President
JOHN G. AYER, President and Director
CHARLES E. WOODHOUSE, Vice
 President and Director
DEBRA L. NEWMAN, Vice President and Treasurer
COLLEEN M. SCHOMER, Secretary
SELVYN B. BLEIFER, Director
MARVIN FREEDMAN, Director
CHARLES F. HAAS, Director
WILLIAM H. TAYLOR II, Director

EXECUTIVE OFFICES
1801 Century Park East, Suite 1800
   Los Angeles, California 90067
     Telephone--(310) 277-1450


INVESTMENT ADVISER
STONEBRIDGE CAPITAL MANAGEMENT, INC.
 1801 Century Park East, Suite 1800
    Los Angeles, California 90067


TRANSFER AGENT
NIF MANAGEMENT CO., INC.
5990 Greenwood Plaza Boulevard
Suite 325
Englewood, Colorado 80111
Telephone--(303) 220-8500


CUSTODIAN
COLORADO NATIONAL BANK OF DENVER
     17th and Champa Street
     Denver, Colorado 80202


LEGAL COUNSEL
PAUL HASTINGS, JANOFSKY & WALKER
    555 SOUTH FLOWER STREET
 LOS ANGELES, CALIFORNIA 90071


INDEPENDENT AUDITORS
     HEIN + ASSOCIATES LLP
        717 17th Street
          Suite 1600
    Denver, Colorado 80202

---------------------------------------

        STONEBRIDGE AGGRESSIVE
          GROWTH FUND, INC.



              PROSPECTUS
           FEBRUARY 28, 1997




        1801 Century Park East
        Los Angeles, CA 90067

---------------------------------------

STATEMENT OF ADDITIONAL
INFORMATION



                    STONEBRIDGE AGGRESSIVE GROWTH FUND, INC.
              1801 Century Park East, Los Angeles, California 90067
                                 (310) 277-1450



THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS.  IT SHOULD BE
  READ IN CONJUNCTION WITH A PROSPECTUS, WHICH MAY BE OBTAINED BY WRITING
   STONEBRIDGE AGGRESSIVE GROWTH FUND, INC., 1801 CENTURY PARK EAST, LOS
                 ANGELES, CALIFORNIA 90067 (310) 277-1450

          STATEMENT OF ADDITIONAL INFORMATION DATED: FEBRUARY 28, 1997
               RELATING TO THE PROSPECTUS DATED: FEBRUARY 28, 1997

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Introduction                                                     3
Investment Objectives and Policies                               3
Investment Restrictions                                          8
Officers and Directors                                           8
Investment Advisory and Other Services                          10
Brokerage Transactions                                          10
Purchase, Redemption and Pricing of Securities Being Offered    11
Index to Financial Statements                                  F-1
Report of Independent Auditors                                 F-2
Statement of Assets and Liabilities                            F-3
Portfolio of Investments                                       F-4
Statement of Operations                                        F-6
Statements of Changes in Net Assets                            F-7
Notes to Financial Statements                                  F-8

INTRODUCTION

   Stonebridge Aggressive Growth Fund, Inc. (the "Fund") is a no-load, diversified, open-end investment company, commonly known as a mutual fund. The rules and regulations of the United States Securities and Exchange Commission (the "SEC") require all mutual funds to furnish prospective investors certain information concerning the activities of the company being considered for investment. This information is included in a Prospectus dated February 28, 1997 (the "Prospectus"), which may be obtained without charge by writing or calling the Fund. This Statement of Additional Information is intended to furnish investors with additional information concerning the Fund. Some of the information required to be in this Statement of Additional Information is included in the Fund's current Prospectus; and, in order to avoid repetition, reference will be made to sections of the Prospectus. Additionally, the Prospectus and this Statement of Additional Information omit certain information contained in the Fund's registration statement filed with the SEC. Copies of the registration statement, including items omitted from the prospectus and this Statement of Additional Information, may be obtained from the SEC by paying the charges prescribed under its rules and regulations.

INVESTMENT OBJECTIVES AND POLICIES

   Information concerning the Fund's fundamental investment objective is set forth in the Prospectus under the heading "Objectives and Investment Policy." The Fund's principal objective is long-term growth of capital. Production of short-term income is a secondary consideration. In order to achieve its investment objectives, the Fund invests in securities of companies which appear to have good prospects for increased earnings and dividends and uses certain other investment techniques in an effort to enhance income and reduce market risks.

   SHORT-TERM TREASURY SECURITIES.   The Fund may invest in US Treasury
bills, which mature in one year or less, have fixed interest rates, and are guaranteed by the full faith and credit of the US Government.

   REGISTERED INVESTMENT COMPANIES.   The Fund may invest in money market
mutual funds, and in closed-end investment companies with foreign security portfolios. The Investment Company Act of 1940 prohibits the Fund from investing in any such investment company if, as a result of the purchase, the Fund and any "affiliated persons" of the Fund (as defined in the Act) would own more than 3% of the total outstanding stock of the investment company.

   CONVERTIBLE BONDS.   The Fund may invest in convertible bonds, which are
fixed income securities that may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer. Convertible bonds are senior to common stocks in an issuer's capital structure, but are usually subordinated to similar non-convertible securities. While providing a fixed income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar nonconvertible security), a convertible security also provides the investor the opportunity, through its conversion feature, to participate in the capital appreciation of the underlying common stock.

   Like other debt securities, the value of a convertible bond tends to vary inversely with the level of interest rates. However, to the extent that the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible bond will be increasingly influenced by its conversion value (the security's worth, at market value, if converted into the underlying common stock).

   PREFERRED STOCKS.   The Fund may invest in preferred stocks, though this
being an aggressive growth fund it would mostly consider convertible preferred stocks for which the same criterion apply as the ones outlined above for the convertible bonds.

   SHORT SALES AGAINST THE BOX. The Fund may from time to time make short sales of securities if at the time of the short sale it owns or has the right to acquire, at no additional cost, an equal amount of the securities sold short. This investment technique is known as a "short sale against the box." In a short sale, the Fund does not immediately deliver the securities sold and is said to have a short position in those securities until delivery occurs. To make delivery to the purchaser, the executing broker borrows the securities being sold short on behalf of the Fund. While the short position is maintained, the Fund will collateralize its obligation to deliver the securities sold short in an amount equal to the proceeds of the short sale plus an additional margin amount established by the Board of Governors of the Federal Reserve (presently 10% of the market value of the securities sold short). If the Fund engages in a short sale, the collateral account will be maintained by the Fund's custodian or a duly qualified sub-custodian. While the short sale is open the Fund will maintain in a segregated custodial account an amount of securities equal in kind and amount to the securities sold short or securities convertible into or exchangeable for such equivalent securities at no additional cost. These securities would constitute the Fund's long position.

   The Fund may make a short sale against the box when it believes that the price of a security may decline, causing a decline in the value of a security owned by the Fund (or a security convertible into or exchangeable for such security), or when the Fund wants to sell the security it wants at a current attractive price, but also wishes to defer recognition of gain or loss for federal income tax purposes and for purposes of satisfying certain tests applicable to regulated investment companies under the Internal Revenue Code. In such a case, any future losses in the Fund's long position should be reduced by a gain in the short position. The extent to which such gains or losses are reduced would depend upon the amount of the security sold short relative to the amount the Fund owns. There will be certain additional transaction costs associated with short sales against the box, but the Fund will endeavor to offset these costs with income from the investment of the cash proceeds of short sales.

   The Fund will not make short sales of securities if doing so could create liabilities or require collateral deposits and segregation of assets aggregating more than 25% of the market value of the Fund's total assets. The Fund's ability to enter into short sales transactions is limited by the requirements of the Internal Revenue Code for qualification as a regulated investment company.

   OPTIONS AND FUTURES TRANSACTIONS. The Fund intends to limit its transactions in options to writing covered call options on stocks and stock indexes, purchasing put options on stocks and on stock indexes, and closing out such options in closing transactions. The Fund intends to limit its transactions in futures contracts (contracts to purchase or sell an underlying instrument at a future date), to purchasing and selling stock index and foreign currency futures contracts, and to the purchase of related options. Transactions in such options and futures contracts may afford the Fund the opportunity to hedge against a decline in the value of securities it owns, may provide a means for the Fund to generate additional income on its investments, or may provide opportunities for capital appreciation.

   In purchasing futures contracts and related options the Fund will comply with rules and interpretations of the Commodity Futures Trading Commission ("CFTC"), under which the Fund is excluded from regulation as a "commodity pool operator." CFTC regulations require, among other things, (1) that futures be used solely for "bona fide hedging" purposes, as defined in CFTC regulations, and (2) other positions for the establishment of which the aggregate initial margin and option premiums (less the amount by which such options are "in the money") do not exceed 5% of the Fund's net assets (after taking into account unrealized gains and unrealized losses on any contract it has entered into). The extent to which the Fund may engage in futures transactions may also be limited by the Internal Revenue Code's requirements for qualification as a regulated investment company.

   The above limitations on the Fund's investments in futures contracts and options, and the Fund's policies regarding futures contracts and options discussed elsewhere in this Statement of Additional Information, are not fundamental policies and may be changed as regulatory agencies permit. The Fund will not modify the above limitations to increase the permissible futures and options activities without supplying additional information in a current Prospectus or Statement of Additional Information that has been distributed or made available to the Fund's shareholders.

   OPTIONS ON SECURITIES. A call option is a short-term contract (generally having a duration of nine months or less) under which the purchaser of the call option, in return for payment of the option premium (the option's current market price), obtains the right to buy the option's underlying security at a specified exercise price at any time during the term of the option. The writer of a call option, who receives the premium, assumes the obligation to deliver the underlying security against payment of the exercise price at any time the option is exercised. A put option is a similar contract that gives the purchaser of the option, in return for the premium paid, the right to sell the underlying security at a specified exercise price at any time during the term of the option. The writer of the put option receives the premium and assumes the obligation to buy the underlying security at the exercise price whenever the option is exercised.

   A call option is "covered" if the Fund owns the call option's underlying security or has an absolute and immediate right to acquire that security without the payment of additional consideration (or upon payment of additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other securities it owns. A call option is also covered if the Fund owns, on a share-for-share basis, a call option on the same security whose exercise price is equal to or less than the call written, or greater than the exercise price of the call written if the difference is maintained by the Fund in cash, Treasury bills and other high-grade liquid debt securities in a segregated account with its custodian.
 A put option is "covered" if the Fund maintains cash, Treasury bills and other high-grade liquid debt securities with a value equal to the put option's exercise price in a segregated account with its custodian, or else owns, on a share-for-share basis, a put option on the same security whose exercise price is equal to or greater than the put written. Securities held to cover an option may not be sold (and may not be lent to another party) so long as the Fund remains obligated under the option, unless they are replaced by other appropriate securities. The premium paid for purchasing an option reflects, among other things, the relationship of the exercise price to the market price and volatility of the underlying security, the remaining term of the option, supply and demand and interest rates.

   When the Fund has written an option it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing, at the current market price, an option identical as to underlying instrument, exercise price and expiration date to the option written by the Fund. The Fund may not effect a closing purchase transaction, however, after it has been notified that the option has been exercised. When the Fund has purchased an option it may liquidate its position by exercising the option, or by entering into a closing sale transaction by selling an option identical to the option it has purchased. There is no guarantee that a closing transaction can be effected.

   The Fund will realize a profit from a closing transaction if the price at which the option is closed out is less than the premium received for writing the option or more than the premium paid for purchasing the option. Similarly, the Fund will realize a loss from a closing transaction if the price at which the option is closed out is more than the premium received or less than the premium paid. If a put option written by the Fund were exercised, the Fund would incur a loss if and to the extent that the exercise price it had to pay exceeded the sum of the value of the securities received and the premium received for writing the option. Transaction costs for opening and closing positions must be taken into account in these calculations.

   The Fund may write covered call options on securities it owns to attempt to realize, through the receipt of premium income, a greater return than would be realized on the securities alone. In return for the premium, the Fund forfeits the right to any appreciation in the value of the underlying security above the option's exercise price for the life of the option (or until a closing transaction can be effected). The Fund also gives up some control over when it may sell the underlying securities, and must be prepared to deliver the underlying securities against payment of the option's exercise price at any time during the life of the option. The Fund retains the full risk of a decline in the price of the underlying security held to cover the call for as long as its obligation as a writer continues, except to the extent that the effect of such a decline may be offset in part by the premium received.

   The principal purpose of writing a covered put option would be to realize income in the form of the option premium, in return for which the Fund would assume the risk of a decline in the price of the underlying security below the option's exercise price less the premium received. The Fund's potential profit from writing a put option would be limited to the premium received.

   The Fund may purchase put options on securities it owns to attempt to protect those securities against a decline in market value during the term of the option. To the extent that the value of the securities declines, the Fund may be able to realize a gain by closing out the put option (or, if the value of the securities falls below the put option's exercise price, may exercise the option and sell the securities at the exercise price), and thereby may partially or completely offset the depreciation of the securities. If the price of the securities does not fall during the life of the option, the Fund may lose all or a portion of the premium it paid for the put option, and would lose the entire premium if an option were allowed to expire unexercised. Such a loss could, however, be offset entirely or in part if the value of the securities owned should rise.

   STOCK INDEX AND FOREIGN CURRENCY FUTURES AND RELATED OPTIONS. The Fund may purchase and sell stock index and foreign currency futures contracts (as well as purchase related options) as a hedge against changes resulting from market conditions and exchange rates in the values of the domestic and foreign securities held in the Fund or which it intends to purchase and where the transactions are economically appropriate for the reduction of risks inherent in the ongoing management of the Fund.

   A stock index assigns relative value to the common stocks included in the index (for example, the Standard & Poor's 500 or the New York Stock Exchange Composite Index), and the stock index fluctuates with changes in the market value of such stocks. A stock index futures contract is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the stock index value at the close of the last trading day of the contract and the price at which the futures contract is originally struck.
No physical delivery of the underlying stocks in the index is made. A foreign currency futures contract creates an obligation on one party to deliver, and corresponding obligation on another party to accept delivery of, a stated quantity of a foreign currency, for an amount fixed in United States dollars.

   The Fund will sell stock index futures contracts in order to offset a decrease in market value of its portfolio securities that might otherwise result from a market decline. The Fund may do so either to hedge the value of its portfolio as a whole, or to protect against declines, occurring prior to sales of securities, in the value of the securities to be sold. Conversely, the Fund will purchase stock index futures contracts in anticipation of purchases of securities. In a substantial majority of these transactions, the Fund will purchase such securities upon termination of the long futures positions, but a long futures position may be terminated without a corresponding purchase of securities.

   In addition, the Fund may utilize stock index futures contracts in anticipation of changes in the composition of its portfolio holdings. For example, in the event that the Fund expects to narrow the range of industry groups represented in its holdings it may, prior to making purchases of the actual securities, establish a long futures position based on a more restricted index, such as an index comprised of securities of a particular industry group. The Fund may also sell futures contracts in connection with this strategy, in order to protect against the possibility that the value of the securities to be sold as part of the restructuring of the portfolio will decline prior to the time of sale.

   Foreign currency futures may be used to hedge against a decline of the US dollar and to hedge against the currency risk of some foreign securities. We do not expect this to happen often.

   No price is paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the broker or in a segregated account with the Fund's custodian an amount of cash or cash equivalents, the value of which may vary but is generally equal to 10% or less of the value of the contract. This amount is known as initial margin. The nature of initial margin in futures transactions is different from that of margin in securities transactions in that futures contract margin does not involve the borrowing of funds by the customer to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract assuming all contractual obligations have been satisfied. Subsequent payments, called variation margin, to and from the broker, will be made on a daily basis as the price of the underlying instruments fluctuates making the long and short positions in the futures contract more or less valuable, a process known as marking-to-market. For example, when the Fund has purchased a futures contract and the price of the contract has risen in response to a rise in the underlying instruments, that position will have increased in value and the Fund will be entitled to receive from the broker a variation margin payment equal to that increase in value. Conversely, where the Fund has purchased a futures contract and the price of the futures contract has declined in response to a decrease in the underlying instruments, the position would be less valuable and the Fund would be required to make a variation margin payment to the broker. At any time prior to expiration of the futures contract, the Adviser may elect to close the position by taking an opposite position, subject to the availability of a secondary market, which will operate to terminate the Fund's position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a loss or gain.

   Futures options possess many of the same characteristics as options on securities. A futures option gives the holder the right, in return for the premium paid, to assume a long positions (call) or short position (put) in a futures contract at a specified exercise price at any time during the period of the option. Upon exercise of a call option, the holder acquires a long position in the futures contract and the writer is assigned the opposite short position. In the case of a put option, the opposite is true.

   Futures positions may be closed out only on an exchange or board of trade which provides a market for such futures. Although the Fund intends to purchase futures which appear to have an active market, there is no assurance that a liquid market will exist for any particular contract or at any particular time. Thus, it may not be possible to close a futures position in anticipation of adverse price movements.

   OPTIONS ON STOCK INDICES. The Fund may write covered call options on stock indexes to attempt to increase the return on its investments through the receipt of premium income. The Fund will cover index calls by owning securities whose price changes, in the opinion of the Fund's Adviser, are expected to be similar to those of the index. If the value of an index on which the Fund has written a call option falls or remains the same, the Fund would realize a profit in the form of the premium received (less transaction costs) that could offset all or a portion of any decline in the value of the securities it owns. If the value of the index rises, however, the Fund would realize a loss in its call option position, which would reduce the benefit of any unrealized appreciation of the Fund's stock investments.

   The principal reason for writing a covered put option on a stock index would be to realize income in return for assuming the risk of a decline in the index. To the extent that the price changes of securities owned by the Fund correlate with changes in the value of the index, writing covered put options on indexes would increase the Fund's losses in the event of a market decline, although such losses would be offset in part by the premium received for writing the option. The Fund would cover put options on indexes by segregating assets equal to the option's exercise price, in the same manner as put options on securities.

   The Fund may purchase put options on stock indexes to hedge its investments against a decline in value. By purchasing a put option on a stock index, the Fund will seek to offset a decline in the value of securities it owns through appreciation of the put option. If the value of the Fund's investments did not decline as anticipated, or if the value of the option did not increase, the Fund's loss would be limited to the premium paid for the option. The success of this strategy will largely depend on the accuracy of the correlation between the changes in value of the index and the changes in value of the Fund's security holdings.

   RISKS ASSOCIATED WITH OPTIONS ON SECURITIES AND INDICES. Several risks are associated with transactions in options on securities and indices. For example, significant differences between the securities and options markets could result in an imperfect correlation between those markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.

   There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. Among the possible reasons for the absence of a liquid secondary market on an exchange are: (I) insufficient trading interest in certain options; (ii) restrictions on transactions imposed by an exchange; (iii) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities; (iv) interruption of the normal operations of an exchange; (v) inadequacy of the facilities of an exchange or the Options Clearing Corporation to handle current trading volume; or (vi) a decision by an exchange to discontinue the trading of options or a particular class or series of options (in which event the secondary market on that exchange or in that class or series of options could cease to exist, although outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would generally continue to be exercisable in accordance with their terms).

   If the Fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise. As the writer of a covered call option, the Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the exercise price of the call.

   If trading were suspended in an option purchased by the Fund, the Fund would not be able to close out the option. If restrictions on exercise were imposed, the Fund might be unable to exercise an option it has purchased. Except to the extent that a call option on an index written by the Fund is covered by an option on the same index purchased by the Fund, movements in the index may result in a loss to the Fund; however, such losses may be mitigated by changes in the value of the Fund's securities during the period the option was outstanding.

   RISKS OF TRANSACTIONS IN STOCK INDEX FUTURES AND RELATED OPTIONS. Because of the imperfect correlation between movements in the price of the future and movements in the price of the securities which are the subject of the hedge, the price of the future may move more than or less than the price of the securities being hedged. If the price of the future moves less than the price of the securities which are the subject of the hedge, the hedge will not be fully effective but, if the price of the securities being hedged has moved in an unfavorable direction, the Fund would be in a better position than if it had not hedged at all. If the price of the securities being hedged has moved in a favorable direction, this advantage will be partially offset by the loss on the future. If the price of the future moves more than the price of the hedged securities, the Fund will experience either a loss or gain on the future which will not be completely offset by movements in the price of the securities which are the subject of the hedge. It is also possible that, where the Fund has sold futures to hedge its portfolio against a decline in the market, the market may advance while the value of securities held in the Fund may decline. If this occurred, the Fund would lose money on the future and also experience a decline in value in its portfolio securities.

   Where futures are purchased to hedge against a possible increase in the price of securities before the Fund is able to invest its cash or cash equivalents in securities or options in an orderly fashion, it is possible that the market may decline instead; if the Fund then concludes not to invest in securities or options at that time because of concern as to possible further market decline or for other reasons, the Fund will realize a loss on the futures contract that is not offset by a reduction in the price of securities purchased.

   In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the futures and the securities being hedged, the price of futures may not correlate perfectly with movement in the cash market due to certain market distortions. FIRST, rather than meeting additional margin deposit requirements, investors may close futures contracts through off-setting transactions which could distort the normal relationship between the cash and futures markets. Second, with respect to financial futures contracts, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced thus producing distortions. Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may also cause temporary price distortions. Due to the possibility of price distortion in the futures market, and because of the imperfect correlation between the movements in the cash market and movements in the price of futures, a correct forecast of general market trends or currency movements by the Adviser may still not result in a successful hedging transaction over a short time frame. In addition, the Fund's purchase and sale of options on indexes is subject to the risks described above with respect to options on securities.

   Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day's settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. the daily limit governs only price movements during a particular trading day and therefore does not limit potential losses, because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses.

   In the event of the bankruptcy of a broker though which a Fund engages in transactions in futures contracts or options, the Fund could experience delays and losses in liquidating open positions purchased or sold though the broker, and incur a loss of all or part of its margin deposits with the broker.

INVESTMENT RESTRICTIONS

   The following is a more detailed description of certain policies and practices of the Fund which augments the summary of the Fund's investment program which appears above and in the Prospectus under the heading "Objectives and Investment Policy."

     Certain investment limitations and restrictions cannot be changed without the approval of the lesser of (i) 67% or more of the voting securities of the Fund represented at a meeting if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy, or (ii) more than 50% of the outstanding voting securities of the Fund. These restrictions are as follows:

          (1) The Fund may not invest an amount which exceeds 5% of the value of the Fund's total assets in the securities of any one issuer. This restriction does not apply to holdings of government securities.

          (2)  The Fund may not issue any senior securities.

          (3) The Fund may not purchase the securities of any issuer for the purpose of exercising control of management and it may not acquire or own more than 10% of any class of the securities of any company.

          (4) The Fund may not make short sales of securities or maintain a short position unless at the time of the short sale the Fund owns or has the right to acquire at no additional cost an equal amount of the securities sold short.

          (5) The Fund may borrow money only for temporary emergency purposes and then not in excess of 5% of its total assets.

          (6) The Fund may not underwrite securities, buy or sell real estate or commodities or commodity contracts, or make loans to individuals, except that the Fund may invest in futures contracts and options as described in "Futures, Stock Index and Options Transactions."

          (7) The Fund will not invest in the securities of other investment companies if immediately after such investment the Fund will own (a) securities issued by an investment company having an aggregate value in excess of 5% of the value of the total assets of the Fund, or (b) securities issued by all investment companies having an aggregate value in excess of 10% of the value of the total assets of the Fund, except to the extent permitted by the Investment Company Act of 1940 and any applicable rules or exemptive orders issued thereunder.

          (8) The Fund may not invest in any security if information is not available with respect to the history, management, assets, owners and income of the issuer of such security, and may not make any investment which would subject the Fund to unlimited liability.

          (9) The Fund may not purchase any securities on margin except for short-term credits as are necessary for the clearance of transactions; provided, however, the Fund may make initial and variation margin payments in connection with purchases or sales of options or futures contracts.

     Although the Fund's Certificate of Incorporation does not prohibit purchases of restricted securities, the Fund has never held such securities in its portfolio and does not presently intend to purchase restricted securities.

OFFICERS AND DIRECTORS

     Overall operations of the Fund are conducted by its officers under the control of the Board of Directors. Information regarding the current officers and directors, including their positions with the Fund, and their principal occupations over the past five years is as follows:

*John G. Ayer (age 74)--President and Director, 1801 Century Park East, Los Angeles, California 90067. Executive Vice President and Director of the Adviser; formerly Vice President and Director of its predecessors, Cole, Ayer, McCully & Light, Inc. and Inverness Counsel, Inc. (California).

*Richard C. Barrett (age 55)--Vice President and Chairman of the Board of Directors, 1801 Century Park East, Los Angeles, California 90067. Vice President and Director of Stonebridge Growth Fund, Inc. President and Director of the Adviser; formerly Chairman of the Board, Director and Chief Financial Officer of Barrett & Denney, Incorporated and Vice President of Lionel D. Edie & Co., Inc. prior thereto.

Marvin Freedman (age 71)--Director. Partner - Freedman, Broder & Angen, Certified Public Accountants, 2501 Colorado Avenue, Suite 350, Santa Monica, California 90404. Director of Stonebridge Growth Fund, Inc.

Charles F. Haas (age 83)--Director, 12626 Hortense Street, Studio City, California 91604. Private investor, retired motion picture and television director. Director of Stonebridge Growth Fund, Inc.

William H. Taylor II, Ph.D. (age 58)--Director, 2452 Francisco Street, San Francisco, California 94123. General Partner of Taylor & Company. (formerly Taylor & Turner Associates Ltd.) a venture capital organization; formerly Executive Vice President of B.E.I. Electronics, Inc., and Vice President of Crocker Capital Corporation.

Selvyn B. Bleifer (age 67)--Director, 414 North Camden Drive, Beverly Hills, California 90210. Director of Stonebridge Growth Fund, Inc. Physician, Cardiovascular Medical Group.

*Charles E. Woodhouse (age 33)--Vice President and Director, 1801 Century Park East, Los Angeles, California 90067. Director of Research, Executive
Vice President and Managing Director of  the Adviser.   Teaching and research
assistant, University of Southern California.

*Debra L. Newman (age 41)--Vice President and Treasurer, 1801 Century Park East, Los Angeles, California 90067. President of Stonebridge Growth Fund, Inc. Executive Vice President, Chief Financial Officer, Corporate Secretary and Managing Director of the Adviser.

*Colleen M. Schomer (age 30)--Secretary, 1801 Century Park East, Los Angeles,
California 90067.  Portfolio Administrator of the Adviser.   Story editor,
Triad Artists, Inc.

*"Interested person" of the Fund as defined by the Investment Company Act of 1940.

     The following table sets forth the aggregate compensation paid, for the fiscal year ended October 31, 1996, to the directors who are not affiliated with the Adviser, for service on the Board of Directors of the Fund and Stonebridge Growth Fund:

                              COMPENSATION TABLE
                                                              TOTAL COMPENSATION
                         AGGREGATE                            FROM FUND AND FUND
                       COMPENSATION        PENSION OR             COMPLEX*
     DIRECTOR            FROM FUND     RETIREMENT BENEFITS    PAID TO DIRECTORS
     --------            ---------     -------------------    -----------------
John G. Ayer               $0                  $0                    $0
Richard C. Barrett         $0                  $0                    $0
Marvin Freedman            $50                                       $300
Charles F. Haas            $50                 $0                    $300
William H. Taylor, II      $0                  $0                    $0
Selvyn B. Bleifer, MD      $50                 $0                    $300
Charles E. Woodhouse       $0                  $0                    $0

---------------------
* Stonebridge Growth Fund, Inc. and the Fund comprise a "Fund Complex" as such term is defined in Item 22(a)(1)(v) of Rule 14a-101 of the Securities Exchange Act of 1934, because they have the same investment advisor.

     As of February 3, 1997, the officers and directors, as a group, owned less than 1% of the outstanding shares of the Fund. As of February 3, 1997, Lorraine F. Petitfils, 581 Evergreen, Pasadena, California 91105, owned of record and beneficially 37,683 shares of the Fund constituting 9% of the outstanding shares of the Fund.

INVESTMENT ADVISORY AND OTHER SERVICES

     Information concerning the Fund's investment adviser, Stonebridge Capital Management, Incorporated, 1801 Century Park East, Los Angeles, California 90067 (the "Adviser"), is set forth in the Prospectus under the heading "Investment Adviser." The following information augments the discussion in the Prospectus.

     Richard C. Barrett owns 39.2%, John G. Ayer owns 9.8%, Debra L. Newman owns 15.6%, and Karen H. Parris, Timothy G. Walt and Charles E. Woodhouse each own 11.8% of the outstanding stock of the Adviser. Each such person is employed by the Adviser. There are no other shareholders of the Adviser.

     The Adviser is paid an annual fee which is a percentage of the average weekly net asset value of the Fund equal to 1/2 of 1% of the first $10,000,000, 1/4 of 1% of the next $15,000,000 and 1/8 of 1% of the excess over $25,000,000. Such fee, determined by taking the average of the net asset values of the Fund on the last day of each week, is paid monthly. The Agreement provides for a reduction in the Adviser's fee to the extent that the Fund's total annual expenses, excluding taxes and interest and including the advisory fee, exceed the maximum amount of expenses allowed by the California Department of Corporations, which amount is presently equal to 2.5% of the first $30,000,000 of the Fund's average weekly net assets, 2% of the next $70,000,000 of the average weekly net assets and 1% of any average net assets in excess of $100,000,000 calculated on a monthly basis (the "Expense Limitation Rule"). On February 13, 1987, the Fund was granted a variance from the Expense Limitation Rule by the California Department of Corporations allowing the Fund to exclude its transfer agent and custodial fees and expenses, and its accounting fees from the calculation of its total expenses for purposes of the Expense Limitation Rule. The variance applies until such time as the variance is revoked by the California Department of Corporations.

     For the fiscal year ended October 31, 1996, the Adviser received $22,253 in fees for investment advisory services. For fiscal year ended October 31, 1995, the Adviser received $17,491 in fees for investment advisory services. For the fiscal year ended October 31, 1994, the Adviser received $14,484 in fees for investment advisory services.

     Subject to the authority of the Board of Directors of the Fund, the Adviser supervises and manages the overall business of the Fund, provides certain services and facilities including, but not limited to, a chief executive officer for the Fund, office space, furniture and supplies, and places orders for the purchase and sale of portfolio securities on behalf of the Fund. The salary of the Fund's chief financial officer is paid by the Adviser, which is reimbursed by the Fund for the portion of such salary attributed to services rendered on behalf of the Fund. All legal and auditing and ordinary business expenses of the Fund are borne by the Fund.

     The Fund's transfer agent and dividend disbursing agent is NIF Management Co., Inc., 5990 Greenwood Plaza Boulevard, Englewood, Colorado, 80111 (the "Transfer Agent"), and the Fund's custodian is Colorado National Bank of Denver, 17th and Champa Street, Denver, Colorado 80202 (the "Bank"). As custodian, the Bank receives and deposits cash, holds all securities of the Fund, receives and delivers securities bought or sold by the Fund, and receives and collects income from the Fund's investments. The Bank has no part in the management or investment business of the Fund. The Transfer Agent maintains all shareholder records for the Fund, issues stock certificates, accepts, confirms and processes payments for the purchase of Fund shares and disburses payments made by the Fund to its shareholders. In exercising transactions, the Transfer Agent acts as agent for the Fund.
While the Transfer Agent also provides other services as directed by officers of the Fund, it has no part in the management or investment decisions of the Fund.

     The Fund's independent auditors are Hein + Associates LLP, 717 17th Street, Suite 1600, Denver, Colorado 80202 (the "Auditors"). The Auditors audit the Fund's annual financial statements and review the Fund's tax returns. The Auditors have no part in the management or investment decisions of the Fund.

BROKERAGE TRANSACTIONS

     Decisions to buy and sell securities for the Fund, assignment of its portfolio business and negotiation of its commission rates are made by the Adviser. It is the Fund's policy to obtain the best security price and execution available, and in doing so it will assign portfolio executions and negotiate commission rates in accordance with the reliability and quality of a broker-dealer's services. In determining the quality of brokerage services, consideration is given to statistical and research services provided to the Adviser as well as brokerage services, which may result in payment of higher commissions than those charged by other brokers. Allocation of business among broker-dealers is not based on any definitive formula and a specific dollar value cannot be placed on the statistical and research material furnished the Adviser by broker-dealers.

     Statistical and research material furnished to the Adviser may be useful to the Adviser in providing services to clients other than the Fund. Similarly, such material furnished to the Adviser by brokers through which other clients of the Adviser in providing services to the Fund. The Board of Directors of the Fund reviews from time to time the extent and continuation of this practice.

     Although investment decisions for the Fund are made independently from those of the other accounts managed by the Adviser, investments of the kind made by the Fund may also be made by such other accounts. When a purchase or sale of the same security is made at substantially the same time on behalf of the Fund and one or more other accounts managed by the Adviser, available investments are allocated in the discretion of the Adviser by such means as, in its judgment, result in fair treatment. The Adviser aggregates orders for purchases and sales of securities of the same issuer on the same day among the Fund and its other managed accounts, and the price paid to or received by the Fund and those accounts is the average obtained in those orders. In some cases, such aggregation and allocation procedures may affect adversely the price paid or received by the Fund or the size of the position purchased or sold by the Fund.

     When the Fund purchases or sells a security which is not listed on a national securities exchange but which is traded in the over-the-counter market, the transaction generally takes place directly with a principal market maker, except in those circumstances where, in the opinion of the Fund, better prices and executions will be achieved through the use of other broker-dealers. The Adviser does not receive any benefit directly or indirectly arising from these transactions.

     The following provides information regarding the Fund's brokerage transactions during the fiscal years ended October 31, 1996, 1995 and 1994:


                             ANNUAL                 TOTAL BROKERAGE
                             PORTFOLIO TURNOVER     COMMISSIONS
                             RATE                   PAID*
                             ----                   -----

              1996               108%                $ 12,402
              1995                60%                $  8,995
              1994                43%                $  5,785

     * All of the broker-dealer firms with which the Fund placed orders for the purchase and sale of portfolio securities furnished the Adviser with statistical and research material and other services in varying degrees. None of these firms was affiliated with the Fund or the Adviser during such periods.

     The annual portfolio turnover rate has varied and will continue to vary from year to year. Portfolio turnover is a function of market shifts and relative valuation of individual securities and market sectors. The Fund's Adviser attempts to keep the Fund invested in those securities that have the potential to meet the Fund's growth objective and that represent the best relative values.

     The Fund has not acquired securities of any brokers or dealers, or the parents thereof, during the fiscal year ended October 31, 1996.

                        INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Independent Auditor's Report                                               F-2

Statement of Assets and Liabilities--October 31, 1996                      F-3

Portfolio of Investments--October 31, 1996                                 F-4

Statement of Operations--For the Year Ended October 31, 1996               F-6

Statements of Changes in Net Assets--For the Years Ended
October 31, 1996 and 1995                                                  F-7

Notes to Financial Statements                                              F-8

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Stonebridge Aggressive Growth Fund, Inc.
Los Angeles, California


     We have audited the accompanying statement of assets and liabilities of Stonebridge Aggressive Growth Fund, Inc., including the portfolio of investments, as of October 31, 1996, the related statement of operations for the year then ended, the statements of changes in net assets for the years ended October 31, 1996 and 1995, and the selected per share data and ratios set forth under the caption "Financial Highlights" for each of the five years in the period ended October 31, 1996. These financial statements and per share data and ratios are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and per share data and ratios based on our audits. The per share data and ratios set forth under the caption "Financial Highlights" for the five years ended October 31, 1991, were audited by other auditors whose report, dated November 22, 1991, expressed an unqualified opinion on those selected per share data and ratios.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and per share data and ratios are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 1996, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and selected per share data and ratios referred to in the first sentence above present fairly, in all material respects, the financial position of Stonebridge Aggressive Growth Fund, Inc. on October 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the selected per share data and ratios for each of the five years in the period then ended, in conformity with generally accepted accounting principles. In addition, we have audited the calculation of the Fund's total return for each of the five years in the period ended October 31, 1991, as set forth under the caption "Financial Highlights" and, in our opinion, the amounts have been calculated correctly.

HEIN + ASSOCIATES LLP

Denver, Colorado
November 21, 1996

              STONEBRIDGE AGGRESSIVE GROWTH FUND, INC.

                 STATEMENT OF ASSETS AND LIABILITIES
                          OCTOBER 31, 1996


ASSETS:

Investments in securities at value - identified cost $3,357,573     $4,474,255
Cash                                                                    62,489
Other                                                                   24,764
                                                                    ----------

     TOTAL ASSETS                                                    4,561,508

LIABILITIES

Accounts payable and accrued expenses, including amounts payable
 to related parties of $4,709                                           22,910
                                                                    ----------

NET ASSETS (equivalent to $13.19 per share based on 344,077
 shares of capital stock outstanding)                               $4,538,598
                                                                    ----------
                                                                    ----------

        SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

STONEBRIDGE AGGRESSIVE GROWTH FUND, INC.

                      PORTFOLIO OF INVESTMENTS
                          OCTOBER 31, 1996
                                                               SHARES OR
                                                               PRINCIPAL  MARKET
                                                                AMOUNT     VALUE
                                                               ---------   -----
COMMON STOCKS (80%):
     Apparel & Textiles (1%) -
          Warnaco Group "A"                                     2,000     49,750
     Banks (2%) -
          BanPonce Corp.                                        4,000    105,000
     Chemicals (2%) -
          Spartech Corp.                                       10,000    105,000
     Computer Hardware (7%) -
          Hutchinson Technology*                                2,000     89,500
          Premis Corp.*                                         5,000     31,875
          Sequent Computer Systems*                            10,000    148,120
          Sun Microsystems*                                     1,000     61,000
     Computer Software (16%) -
          Adobe Systems, Inc.                                   3,000    103,875
          Ascend Communications*                                1,500     98,063
          Informix Corp.*                                       5,000    110,935
          Microsoft Corp.*                                      2,000    274,500
          Oracle Systems Corp.*                                 3,000    126,936
     Data-Communication and Networking (3%) -
          Digi International*                                   3,000     44,250
          MAI Systems*                                          5,000     37,500
          VeriFone Inc.*                                        1,500     50,438
     Design and Manufacturing Automation (4%) -
          Cognex Corp.*                                         6,000     77,250
          IKOS Systems Inc.*                                    5,000     89,375
          Nicollet Process Engineering*                         5,000     11,170
     Electrical/Electronics (3%) -
          Marshall Industries*                                  3,000     89,625
          Woodhead Industries*                                  4,000     55,000
     Electronics (4%) -
          Vicor Corp.*                                          9,000    164,250
     Hospital Supply & Service (4%) -
          Fresenius USA*                                        2,780     82,705
          Genesis Health Ventures*                              2,000     45,750
          Medi-Ject Corp.*                                      8,000     38,000
     Machinery (1%):
          Asahi/America Inc.*                                   5,000     39,375

     Medical/Biotechnology  (12%):
          Amgen Inc.*                                           2,000    122,624
          Chiron Corp.*                                         5,000    114,375
          Genzyme Corp. - Geni Divn.*                           4,000     92,000
          Gilead Sciences*                                      3,000     70,125
          ICOS Corp.*                                           5,000     37,500
          La Jolla Pharmaceutical Co.                          10,000     40,000
          Martek Biosciences Corp.                              2,000     43,000
     Pharmaceuticals (2%) -
          Bio Rad Labs Cl. A*                                   3,000     72,750
     Photo and Optical (2%) -
          Opal Inc.*                                            7,000     60,375
          Zomax Optical Media, Inc.*                            5,000     36,250
     Retail/Food (1%)
          Coffee People Inc.*                                   5,000     41,250
     Semiconductors (11%) -
          Applied Materials*                                    2,500     66,092
          Credence Systems*                                     5,000     68,125
          Daw Technologies*                                    15,000     48,750
          Intel Corp.                                           1,000    109,875
          Micrion Corp.*                                        4,000     55,000
          Vitesse Semiconductor Corp.*                          4,000    127,500
     Shipping and Freight (1%) -
          U-Ship Inc.*                                         10,000     31,250
     Specialty Chemicals (2%)
          Cyanotech Corp.*                                      7,000     45,500
          Consep Inc.*                                         15,000     52,500
     Textiles and Shoes (1%) -
          Wellman Inc.                                          2,500     44,375
     Utility/Telephone (1%)
          Metro One Telecommunications*                         3,000     30,000
          Telident Inc.*                                       10,000     24,370
                                                                      ----------
TOTAL COMMON STOCKS, at cost $2,450,521                                3,562,828
CONVERTIBLE BONDS (2%)
     VLSI Technology, 8.25%, due
      October 1, 2005 (cost $90,875)                          100,000     95,250

MONEY MARKET INVESTMENTS (18%)
     First American Treasury Obligation
      Class C (cost $816,177)                                 816,177    816,177
                                                                      ----------
TOTAL INVESTMENTS (100%), at cost $3,357,573                          $4,474,255
                                                                      ----------
                                                                      ----------
-------------------------

* Securities on which no cash dividends were paid during the preceding twelve
  (12) months.

     On October 31, 1996, the Fund held no investments in any securities of any company which totaled 5% or more of the outstanding voting securities of such company (such companies would be deemed to be "Affiliated Companies" as defined in Section 2 (a) (3) of the Investment Company Act of 1940).

             SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

              STONEBRIDGE AGGRESSIVE GROWTH FUND, INC.

                       STATEMENT OF OPERATIONS
                 FOR THE YEAR ENDED OCTOBER 31, 1996

INVESTMENT INCOME (LOSS):
     Income:
          Interest                                               $ 39,747
          Dividends                                                 6,090
                                                                 --------
               Total income                                        45,837
                                                                 --------
EXPENSES:
     Officers' salaries and directors' fees                        18,185
     Legal                                                          6,401
     Advisory fees, related party                                  22,253
     Transfer agent fees, related party                            15,638
     Printing                                                       6,013
     Audit                                                         10,500
     Custodial fees                                                 9,297
     Other                                                         12,096
     Taxes, other than income taxes                                 1,631
                                                                 --------
               Total expenses                                     102,014
                                                                 --------
NET INVESTMENT LOSS                                               (56,177)
                                                                 --------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
     Net realized gain on investments                             884,070
     Net increase in unrealized appreciation                      590,898
                                                                 --------
NET GAIN ON INVESTMENTS                                           293,172
                                                                 --------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS             $236,995
                                                                 --------
                                                                 --------

        SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

              STONEBRIDGE AGGRESSIVE GROWTH FUND, INC.

                 STATEMENTS OF CHANGES IN NET ASSETS

                                                           FOR THE YEARS ENDED
                                                               OCTOBER 31,
                                                        ------------------------
                                                             1996       1995
                                                        ------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
     Net investment loss                                   $(56,177) $  (73,239)
     Net realized gain on investments                       884,070     522,215
     Net change in unrealized appreciation                 (590,898)    831,216
                                                        -----------  ----------
          Net increase in net assets resulting
           form operations                                  236,995   1,280,192
                                                        -----------  ----------
DISTRIBUTIONS TO SHAREHOLDERS -
     Net realized gain on investments                      (449,307)   (150,944)
                                                        -----------  ----------
CAPITAL SHARE TRANSACTIONS:
     Proceeds from sale of shares                           268,106       3,877
     Shares issued to shareholders in reinvestment of
      dividends                                             425,557     142,262
                                                        -----------  ----------
                                                            693,663     146,139
     Cost of shares redeemed                                (94,049)   (116,451)
                                                        -----------  ----------
     Increase (decrease) in net assets from capital stock
      transactions                                          599,614      29,688
                                                        -----------  ----------
INCREASE IN NET ASSETS                                      387,302   1,158,936
NET ASSETS, beginning of year                             4,151,296   2,992,360
                                                        -----------  ----------
NET ASSETS, at end of year                               $4,538,598  $4,151,296
                                                        -----------  ----------
                                                        -----------  ----------

        SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                       STONEBRIDGE AGGRESSIVE GROWTH FUND, INC.

                            NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    ORGANIZATION AND NATURE OF OPERATIONS - Stonebridge Aggressive Growth Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company.

    SECURITY VALUATION - Investment securities listed or traded on a registered securities exchange or quoted on NASDAQ are valued at the last sales price on the date of valuation. Securities traded on the over-the-counter market for which no sales are reported are valued at the mean between the bid and asked price.

    Short-term debt securities with remaining maturities at the purchase date of 60 days or less, consist exclusively of US Treasury Obligations and are stated at amortized cost which is approximately equivalent to value.

    FEDERAL INCOME TAXES - No provision for Federal income taxes is necessary because the Fund has qualified as a "regulated investment company" under the Internal Revenue Code and intends to maintain this qualification and distribute substantially all of its net investment income and realized gains from investment transactions to its shareholders each year.

    OTHER - Securities transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recognized on the accrual basis.

    USE OF ESTIMATES - The preparation of the Fund's financial statements in conformity with generally accepted accounting principles requires the Fund's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

2.  INVESTMENT TRANSACTIONS:

    Purchases and sales of investment securities (excluding short-term securities) for the year ended October 31, 1996, were as follows:

                          PURCHASES       SALES
                         ------------------------
    Common stocks        $3,971,453    $4,074,229
    Convertible bonds        90,875
                         ----------    ----------
        Total            $4,062,328    $4,074,229
                         ------------------------
                         ------------------------

The net gain on investments for the year ended October 31, 1996, amounted to $293,172. This amount represents the net increase in the value of investments (all of which are represented by long transactions) held during the year. As of October 31, 1996, gross unrealized appreciation of investments totaled $1,235,269, and gross unrealized depreciation of investments totaled $118,587, resulting in net unrealized appreciation of $1,116,682. The accumulated investment loss and accumulated undistributed net realized gain from investment transactions as of October 31, 1996 were $846,923 and $1,105,461, respectively.

                      STONEBRIDGE AGGRESSIVE GROWTH FUND, INC.

3.  TRANSACTIONS WITH AFFILIATES:

    On December 19, 1995, the Fund renewed its investment advisory agreement with Stonebridge Capital Management, Incorporated (Stonebridge). Certain officers and directors of the Fund are affiliated with Stonebridge. Under the agreement, the Fund pays a monthly advisory fee to Stonebridge for a continuous investment program approximately equivalent, on an annual basis, to the sum of: (a) 1/2 of 1% of the average weekly net asset value on the first $10,000,000 of assets; (b) 1/4 of 1% of the next $15,000,000; and (c) 1/8 of 1% of the excess over $25,000,000. For these fees, Stonebridge provides to the Fund, in addition to investment advice and management, the services of the Fund's officers and other personnel, except that by contract the Fund is obligated to pay the cost of services of its principal financial officer and of personnel operating under the direction of the principal financial officer. Officers' salaries paid by the Fund during the year ended October 31, 1996 amounted to $18,035.

    The agreement provides that the advisory fee will be reduced by the amount which will reduce the total expenses of the Fund, including the advisory fee, but excluding taxes and interest, to the amount of the aggregate annual expenses (currently 2-1/2% of the first $30,000,000 of the Fund's average weekly net assets, 2% of the next $70,000,000 of the average weekly net assets and 1-1/2% of any average net assets in excess of $100,000,000 calculated on a monthly basis) which, if exceeded would result in the denial by the California Department of Corporations of a permit allowing the shares of the Fund to be sold in California. Subsequent to October 31, 1986, the Fund applied for a variance from the limitation on aggregate annual expenses. The variance was granted on February 13, 1987, permitting custodial fees and expenses, transfer agent fees and expenses, and accounting fees to be excluded from aggregate annual expenses for purposes of computing the expense limitation. The variance applies to the fiscal year ended october 31, 1986 and future years, or until such time as the variance is revoked by the California Department of Corporations. For the fiscal year ended October 31, 1996, applicable operating expenses did not exceed the statutory limitations.

                      STONEBRIDGE AGGRESSIVE GROWTH FUND, INC.

4.  CAPITAL STOCK:

    At October 31, 1996, there were 3,000,000 shares of $1.00 par value capital stock authorized, and capital paid in aggregated $2,819,303. Transactions in shares of capital stock for the years ended October 31, 1996 and 1995 were as follows:


                                        SHARES                   AMOUNT
                                        ------                   ------
                                    1996      1995          1996        1995
                                  ------------------     ---------------------
Shares sold                        19,796       347      $ 268,106   $   3,877
Shares issued to shareholders in
 reinvestment of dividends         33,801    14,591        425,557     142,262
                                  -------   -------      ---------   ---------
                                   53,597    14,938        693,663     146,139

Less shares redeemed               (6,761)  (10,048)       (94,049)   (116,451)
                                  -------   -------      ---------   ---------

 Net increase                      46,836     4,890      $ 599,614   $  29,688
                                  -------   -------      ---------   ---------
                                  -------   -------      ---------   ---------



5.  DISTRIBUTIONS TO SHAREHOLDERS:

    On December 19, 1995, a distribution of $1.404 per share, aggregating $416,936, was declared from net realized gains from investment transactions. Additionally, a dividend of $.109 per share, aggregating $32,369, was declared from net investment income. These dividends were paid on December 27, 1996, to shareholders of record on December 26, 1996.

                    STONEBRIDGE AGGRESSIVE GROWTH FUND, INC.

                             FINANCIAL HIGHLIGHTS


SELECTED DATA FOR EACH SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT  EACH YEAR

                                                            FOR THE YEARS ENDED OCTOBER 31,
                                     -----------------------------------------------------------------------------
                                     1996    1995    1994    1993    1992     1991    1990   1989    1988    1987
                                     ----    ----    ----    ----    ----     ----    ----   ----    ----    ----
Net asset value, beginning of year  $13.97  $10.24  $12.07  $11.58  $13.22   $8.37  $12.27  $11.41  $10.73  $11.58
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (loss)          (.17)   (.26)   (.29)   (.21)   (.27)   (.23)   (.22)   (.17)   (.30)   (.43)
Net gains or losses on securities
(both realized and unrealized)         .90    4.51     .55    1.56    (.20)   5.30   (1.22)   1.66     .98     .10
                                    ------  ------  ------  ------  ------   -----  ------  ------  ------  ------
Total from investment operations       .73    4.25     .26    1.35    (.47)   5.07   (1.44)   1.49     .68    (.33)
LESS DISTRIBUTIONS:
Dividends (from net investment
income)                                  --      --      --      --      --      --      --      --      --      --
Dividends (from capital gains)       (1.51)   (.52)  (2.09)   (.86)  (1.17)   (.22)  (2.46)   (.63)     --    (.52)
Net asset value, end of year        $13.19  $13.97  $10.24  $12.07  $11.58  $13.22   $8.37  $12.27  $11.41  $10.73
                                    ------  ------  ------  ------  ------   -----  ------  ------  ------  ------
                                    ------  ------  ------  ------  ------   -----  ------  ------  ------  ------
Total Return                          5.70%  43.71%   1.86%  11.80%  (4.67)% 61.63% (15.30%) 13.54%   6.34%  (3.16)%
RATIOS AND SUPPLEMENTAL DATA:
Net assets, end of period
(in 000's):                         $4,539  $4,151  $2,992  $3,024  $3,032  $3,459  $2,247  $2,672  $2,686  $2,862
Ratio of operating expenses*          2.29%   3.10%   3.51%   2.81%   3.03%   3.49%   3.99%   3.28%   3.31%   3.87%
Ratio of net investment income
(loss to average net assets)         (1.26)% (2.10)% (2.86)% (1.82)% (2.24)% (2.08)% (2.29)% (1.32)% (2.50)% (3.16)%
Portfolio turnover rate **             108%     60%     43%     50%     67%     49%     69%     49%     11%     33%
-------------------------------------------------------------------------------------------------------------------

*    Includes state taxes.
** A portfolio turnover rate is the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding short-term investments) for a year and dividing it by the monthly average of the market value of the portfolio securities during the year.

                                    PART C
                               OTHER INFORMATION


ITEM
----

24. (a) FINANCIAL STATEMENTS
          In Part A:
            Financial Highlights

          In Part B:
            Report of Independent Auditors
            Statement of Assets and Liabilities
            Portfolio of Investments
            Statement of Operations
            Statements of Changes in Net Assets
            Notes to Financial Statements

    (b) EXHIBITS
          EXHIBITS (1) THROUGH (10) AND (12) THROUGH (15)

          Reference is made to the Exhibits to the Fund's Form N-1 and Form N-1A, and post-effective amendments thereto previously filed with the Securities and Exchange Commission which are hereby incorporated herein.

          EXHIBIT (11): "CONSENT OF INDEPENDENT AUDITOR."

25. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

          Selvyn B. Bleifer, Marvin Freedman, Charles F. Haas and Richard C. Barrett, comprising a majority of the members of the Board of Directors of the Fund, also comprise all of the directors of Stonebridge Growth Fund, Inc., a registered investment company. In addition, Mr. Barrett, Debra L. Newman and Colleen Schomer, officers of the Fund, are officers of the Stonebridge Growth Fund. Accordingly, the Fund and Stonebridge Growth Fund may be deemed to be under common control.

26. NUMBER OF HOLDERS OF SECURITIES

                                                          NUMBER OF
                                                        RECORDHOLDERS
                                                            AS OF
                                                         JANUARY 31,
    TITLE OF CLASS                                          1997
                                                        -------------
    Capital Stock of the Fund                                368
                                                             ---

27. INDEMNIFICATION

          In accordance with Section 145 of the General Corporation Law of the State of Delaware, Article VI, Section 7 of the Fund's By-Laws, filed as Exhibit 2 to this Registration Statement, provides for indemnification of the Fund's directors and officers under certain circumstances.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers of the Fund pursuant to the foregoing provisions or otherwise, the Fund has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a director or officer of the Fund in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the securities being registered hereby, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

28. BUSINESS AND OTHER CONNECTION OF INVESTMENT ADVISER

          During the two fiscal years ended October 31, 1996, Stonebridge Capital Management, Incorporated, the Investment Adviser to the Fund, has engaged principally in the business of providing investment management services to institutional and individual clients. All of the additional information required by this Item 28 with respect to the Investment Adviser is set forth in the Form ADV, as amended, of the Investment Adviser (File No. 801-5363), which is incorporated herein by reference.

29. PRINCIPAL UNDERWRITERS

    Inapplicable.

30. LOCATION OF ACCOUNTS AND RECORDS

    1801 Century Park East,
    Suite 1800
    Los Angeles, California 90067

    NTF Management Co., Inc.
    5990 Greenwood Plaza Boulevard
    Englewood, Colorado 80111

    Colorado National Bank of Denver
    17th and Champa Street
    Denver, Colorado 80202

31. MANAGEMENT SERVICES

    Inapplicable.

32. UNDERTAKINGS

    The Fund hereby undertakes to furnish each person to whom a prospectus is delivered with a copy of the Fund's latest annual report to its shareholders upon the request of such person and without charge.

                                  SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant certifies that it meets all of the requirements for effectiveness of this Amendment to Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Los Angeles, and State of California on the 28th day of February, 1997.


                                       STONEBRIDGE AGGRESSIVE GROWTH FUND, INC.
                                       a Delaware Corporation

                                       By /s/ DEBRA L. NEWMAN
                                          -----------------------------------
                                          Debra L. Newman
                                          Vice President

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

            SIGNATURE                            TITLE            DATE
            ---------                            -----            ----

(1) Principal Executive Officer:

     /s/ JOHN G. AYER
--------------------------------               President      February 28, 1997
         John G. Ayer

(2) Principal Financial and Accounting Officer

     /s/ DEBRA L. NEWMAN
--------------------------------               Treasurer      February 28, 1997
         Debra Newman

(3) Directors

     * MARVIN FREEDMAN                         Director       February 28, 1997
     * RICHARD C. BARRETT                      Director       February 28, 1997
     * WILLIAM H. TAYLOR II                    Director       February 28, 1997
     * CHARLES F. HAAS                         Director       February 28, 1997
     * CHARLES E. WOODHOUSE                    Director       February 28, 1997
     * JOHN G. AYER                            Director       February 28, 1997
     * SELVYN B. BLEIFER                       Director       February 28, 1997

*By /s/ DEBRA L. NEWMAN
    -----------------------------
    Debra L. Newman
    Attorney-in-Fact